Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               November 13, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1833
                    Quality Quantamental Portfolio, Series 1
                       File Nos. 333-227765 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment letter dated November 2, 2018 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1833, filed on October 10, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Quality Quantamental Portfolio, Series 1 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The second sentence of this section states that "Quantamental investing is the combination of quantitative and fundamental investment techniques." Please explain in this section the differences between quantitative investment techniques and fundamental investment techniques. Please also provide a clear explanation of how these two investment techniques select securities.

     Response: The prospectus has been revised in response to this comment.

     2. This section states that the trust consists of "U.S.-listed common stocks." Please clarify in this section whether the common stocks held in the trust may include those of foreign and/or emerging market issuers. If so, please provide corresponding risk disclosures.

     Response: The trust will not hold common stocks of foreign or emerging market issuers.

     3. This section also states that the sponsor will select the trust portfolio's constituents "with the assistance of Wells Fargo Securities Equity Research Team." Please explain to us why Wells Fargo Securities Equity Research Team should not be considered an investment adviser to the trust pursuant to
Section 2(a)(20) of the Investment Company Act of 1940 (the "Investment Company Act"), and therefore subject to the requirements of Section 15 of the Investment Company Act. In your explanation, please give additional details regarding the role that Wells Fargo plays in selecting portfolio constituents, as well as how Wells Fargo is compensated for its assistance (e.g., a flat fee or a percentage of trust assets).

     Response: The sponsors of unit investment trusts ("UITs") have been responsible for selecting the portfolios of the UITs as a part of their broker-dealer responsibilities as depositor and have not been regarded as investment advisers to the UITs under Section 2(a)(20) of the Investment Company Act. The assistance that Wells Fargo Securities Equity Research Team provides to Guggenheim Funds Distributors, LLC (the "Sponsor") helps the Sponsor fulfill its obligation as a depositor. Wells Fargo Securities Equity Research Team is not providing advice to the Trust, rather, it advises the Sponsor. Accordingly, the Sponsor believes that Wells Fargo Securities Equity Research Team is not an investment adviser of the Trust under the 1940 Act. This is a well-established understanding consistent with the way the staff of the Commission has viewed the roles of these parties and consistent with the manner in which the UIT industry has operated.

     For this particular trust, Wells Fargo Securities Equity Research Team will assist the Sponsor by suggesting a list of securities that follows the selection strategy. Wells Fargo Securities Equity Research Team will not receive compensation for its assistance with the trust because it will sell trust units to its clients.

Investment Summary -- Security Selection

     4. The second bullet of this section states that the Fund may invest in securities with market capitalizations as low as $3 billion. Please include the risks of small capitalization companies in the discussions of the trust's principal risks.

     Response: The prospectus has been revised in response to this comment.

Investment Summary -- Principal Risks

     5. Please provide a risk stating that the stock selection criteria used in the trust's Quantamental investment strategy may not produce the desired investment results.

     Response: The prospectus has been revised in response to this comment.

Investment Summary -- Fees and Expenses

     6. Footnote (3) to the fee table states that the creation and development fee "is $0.050 per unit and is paid to the sponsor at the close of the initial offering period." Please also disclose in this footnote whether shareholders who invest after the close of the initial offering period will be required to pay the creation and development fee.

     Response: The prospectus has been revised in response to this comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren